FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	“Syngenta to expand presence in Africa: contributing to the transformation of agriculture”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 2323 Fax:+41 61 323 2424 www.syngenta.com	Media contact: Daniel Braxton Switzerland+41 61 323 2323 Paul Minehart USA+1 202 737 8913	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521

Basel, Switzerland, May 18, 2012

Syngenta to expand presence in Africa: contributing to the transformation of agriculture

•	Agricultural development addresses food security and poverty
•	Targeting $1 billion in sales in 10 years
•	Linking people, land and technology

Syngenta today announced a commitment to build a $1 billion business in Africa over the next 10 years.  This commitment reflects the company’s belief that Africa has the resources not only to feed its growing population, but also to become a major world food exporter.

Mike Mack, Chief Executive Officer, said: “Africa has become one of our strategic growth regions and our aspiration is to contribute to the transformation of African agriculture.  We will deploy our leading portfolio as part of a system-wide approach linking people, land and technology, with the aim of increasing productivity sustainably and thereby reducing poverty.  This engagement has been catalyzed by the encouraging steps taken by a number of African governments to stimulate investment, and we intend to play a leading role in public-private collaborations which will be essential to making a planned transformation actually happen on the ground.”

Syngenta will make cumulative investments of over $500 million in support of this undertaking.  These include the recruitment and training of over 700 new employees with a high level of agronomic specialization.  In addition, the development of distribution channel networks, logistics and local production facilities, in collaboration with local partners, will increase access to technology for both smallholders and large scale farms.  The target over the 10 year period is to reach over 5 million farmers and to enable productivity gains of 50 percent or more, while preserving the long term potential of the land.

Mack continued: “We can bring the knowledge, tools, technology and services farmers need whatever the size of their field or the type of cropping system.  Africa needs a fully integrated approach to crops because there is no single technology solution.”

Syngenta – May 18, 2012 / Page 1 of 2

Mack made this announcement in conjunction with the G8 Summit taking place in the United States on May 18-19, 2012.  Mack will speak at the G8 Symposium “Beyond L’Aquila:  Advancing Food Security at the G8 Summit” on Friday, May 18.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – May 18, 2012 / Page 2 of 2

SYNGENTA AG

Date:	May 18, 2012	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services